April 11, 2025

Filed Via SEDAR+

To All Applicable Securities Commissions

Subject: HIGH TIDE INC.

 NOTICE OF MEETING AND RECORD DATE

We are please to confirm the following information with respect to the Company's upcoming Annual General & Special Meeting of securityholders:

CUSIP	42981E401
ISIN	CA42981E4013
Meeting Date:	May 29, 2025
Record Date:	April 17, 2025
Beneficial Ownership Date:	April 17, 2025
Mail Date:	April 29, 2025
Class Of Securities Entitled To Receive Notice:	Common Shares
Class Of Securities Entitled To Vote:	Common Shares
Notice & Access for Registered Holders:	Yes
Notice & Access for Beneficial Holders:	Yes
E-Delivery:	Yes
Stratification Level:	N/A
Corporation sending materials directly to NOBOs:	Yes
Corporation to pay for delivery of materials to OBOs:	No
Corporation to pay for delivery of materials to US NOBOs:	No

In accordance with the applicable securities regulations we are filing this information with you as AGM Proxy Agent of the Corporation.

Sincerely,

AGM Connect

Email: support@agmconnect.com
Main: +1 416 222 4202
Web: www.agmconnect.com

372 BAY STREET, SUITE 1800
TORONTO, ON M5H 2W9